UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ARIAS INTEL CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

04035N100

(CUSIP Number)

Kevin Gillespie

c/o Arias Intel Corp.

442 W. Kennedy Blvd., Suite 200

Tampa, Florida 33606

(877) 749-5909

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 04035N100

1	NAME OF REPORTING PERSONS Kevin Gillespie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 12,291,929 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 300,000 (2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,291,929 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 300,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,591,929 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	29.41% (based on 44,323,917 shares issued and outstanding as of May 10, 2018)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents (i) 5,641,929 shares of common stock held by Kevin Gillespie and (ii) 6,650,000 shares of common stock held by Kevin Gillespie and his spouse as joint tenants by the entirety.

(2) Represents 300,000 shares of common stock held by First Harvest Financial, Inc. Kevin Gillespie is the President of First Harvest Financial, Inc. and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 04035N100

1	NAME OF REPORTING PERSONS First Harvest Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 300,000 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 300,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.68% (based on 44,323,917 shares issued and outstanding as of May 10, 2018)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Represents 300,000 shares of common stock held by First Harvest Financial, Inc. Kevin Gillespie is the President of First Harvest Financial, Inc. and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Arias Intel Corp., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 442 W. Kennedy Blvd., Suite 200, Tampa, FL 33606.

Item 2. Identity and Background.

(a) This statement is being filed by Kevin Gillespie and First Harvest Financial, Inc. (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 442 W. Kennedy Blvd., Suite 200, Tampa, FL 33606.

(c) Kevin Gillespie is the President of First Harvest Financial, Inc. The business address of First Harvest Financial, Inc. is 442 W. Kennedy Blvd., Suite 200, Tampa, FL 33606.

      Kevin Gillespie is a Member and Managing Director of Midtown Partners & Co., LLC, a registered broker-dealer. The business address of Midtown Partners & Co., LLC is 380 Lexington Avenue, Suite 3000, New York, NY 10168.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida.

Item 3. Source and Amount of Funds or Other Consideration.

Share Purchase Agreement

On March 1, 2016, First Harvest Financial, Inc. (“FHF”) entered into a share purchase agreement with Edward C. Zimmerman, III (“Zimmerman”), pursuant to which FHF purchased 300,000 shares (such number of shares was originally 3,000,000 prior to a 10:1 reverse stock split conducted by the Issuer) of common stock from Zimmerman for $6,000. These shares represented, at the time, approximately 78.9% of the Issuer.

Agreement and Plan of Merger and Reorganization

On February 10, 2017, pursuant to an agreement and plan of merger and reorganization entered into by and among the Issuer, CV Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Acquisition Corp.”), and Cannavoices, Inc. (“Cannavoices”), Acquisition Corp. merged with and into Cannavoices, such that Cannavoices, the surviving corporation, became a wholly owned subsidiary of the Company. In connection therewith, the Issuer issued shares of common stock in exchange for the cancellation of all of the issued and outstanding shares of common stock of Cannavoices. Kevin Gillespie was a stockholder of Cannavoices and received 5,641,929 shares of common stock of the Issuer.

Convertible Promissory Note

On February 27, 2018, the Issuer issued Kevin Gillespie a convertible promissory note in the principal amount of $120,000. On May 10, 2018, the principal amount of such note was converted into 6,000,000 shares of the Issuer’s common stock.

Shares in Consideration for Services Rendered

On May 10, 2018, the Issuer issued Kevin Gillespie 650,000 shares of common stock in consideration for services rendered as a member of the Board of Directors of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons acquired all of their common stock for investment purposes.

Kevin Gillespie is the President and Chief Executive Officer of the Issuer and is a member of the Issuer’s Board of Directors. In these capacities, Kevin Gillespie takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in their capacities as stockholders of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and subject to applicable law, any Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as an officer and director of the Issuer, neither Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

(a) Kevin Gillespie beneficially owns, together with all affiliates, an aggregate of 12,591,929 shares of the Issuer’s common stock, or 28.41% of the Issuer’s issued and outstanding shares of common stock (based on 44,323,917 shares outstanding as of May 10, 2018). This beneficial ownership includes:

(i) 5,641,929 shares of common stock held by Kevin Gillespie;

(ii) 6,650,000 shares of common stock held by Kevin Gillespie and his spouse as joint tenants by the entirety; and

(iii) 300,000 shares of common stock held by FHF.

Kevin Gillespie is the President FHF and in such capacity has voting and dispositive power over the securities held by such entity.

(b) Kevin Gillespie may be deemed to hold sole voting and dispositive power over 12,291,929 shares of common stock (1) and shared voting and dispositive power over 300,000 shares of common stock (2).

(1) Represents (i) 5,641,929 shares of common stock held by Kevin Gillespie and (ii) 6,650,000 shares of common stock held by Kevin Gillespie and his spouse as joint tenants by the entirety.

(2) Represents 300,000 shares of common stock held by First Harvest Financial, Inc. Kevin Gillespie is the President of First Harvest Financial, Inc. and in such capacity has voting and dispositive power over the securities held by such entity.

(c) On February 27, 2018, the Issuer issued Reporting Person a convertible promissory note in the principal amount of $120,000. On May 10, 2018, the principal amount of such note was converted into 6,000,000 shares of the Issuer’s common stock.

On May 10, 2018, the Issuer issued the Reporting Person 650,000 shares of common stock in consideration for services as a member of the Board of Directors of the Issuer.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of February 27, 2017, by and between Kevin Gillespie and First Harvest Financial, Inc. (incorporated by reference to Schedule 13D filed by the Reporting Persons on February 27, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 24, 2018

FIRST HARVEST FINANCIAL, INC.

By:	/s/ Kevin Gillespie
Name:	Kevin Gillespie
Title:	President and CEO

May 24, 2018	/s/ Kevin Gillespie
Kevin Gillespie